FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2017

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant's Name into English)

5 HaPlada st., Or-Yehuda, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

...X...

Form 40-F

.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

.....

No

..X..

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....................

Attached to Registrant's Form 6-K for the month of August 2015 and incorporated by reference herein is the Registrant's immediate report dated  March 16, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By:/s/ Guy Bernstein

Guy Bernstein CEO

dated:

March 16, 2017

PRESS RELEASE

Formula Systems Reports Full-Year Results for 2016 with Record-Breaking Revenues and Operating Income

Or Yehuda, Israel, March 16, 2017 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the fourth quarter and the full year ended December 31, 2016, in accordance with International Financial Reporting Standards (IFRS).

Financial Highlights for the Fourth Quarter of 2016

•

Consolidated Revenues for the fourth quarter ended December 31, 2016, increased by 19.3% to a record-breaking $302.3 million, compared to $253.4 million in the same period last year.

•

Consolidated operating income for the fourth quarter ended December 31, 2016, increased by 9.3% to $22.9 million, compared to $21.0 million in the same period last year.

•

Consolidated net income attributable to Formula’s shareholders for the fourth quarter ended December 31, 2016, increased by 3.6% to $5.9 million, or $0.40 per fully diluted share, compared to $5.7 million, or $0.39 per fully diluted share, in the same period last year.

•

As of December 31, 2016, Formula held 50.0%, 48.9%, 47.3% and 50% of the outstanding ordinary shares of Matrix IT, Sapiens International Corporation N.V, Magic Software Enterprises Ltd. and TSG IT Advanced Systems, respectively.

Financial Highlights for the Year Ended December 31, 2016

•

Consolidated revenues for the year ended December 31, 2016, increased by 13.9% to a record-breaking $1.1 billion, compared to $973.2 million for last year.

•

Consolidated operating income for the year ended December 31, 2016, increased by 16.7% to a record-breaking $88.5 million, compared to $75.9 million for last year.

•

Consolidated net income attributable to Formula’s shareholders for the year ended December 31, 2016, increased by 13.2% to $22.4 million, or $1.49 per fully diluted share, compared to $19.8 million, or $1.33 per fully diluted share, for last year.

•

Consolidated cash, short-term and long-term investments in marketable securities and bank deposits totaled approximately $292.9 million as of December 31, 2016.

•

Total consolidated equity as of December 31, 2016, was $723.8 million (representing 53.3% of the total balance sheet).

•

As of December 31, 2016, Formula was in compliance with all of its financial covenants under the debentures issued by Formula in September 2015 and under loans granted from other financial institutions.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said, “We are very pleased to report another quarter and full year of strong growth and performance across our entire portfolio. Sapiens delivered double-digit growth across all of its offerings and territories, with revenues up 16.5% year over year to a record breaking $216.2 million (on a non-GAAP basis), exceeding its guidance, and non-GAAP operating income reaching a record-breaking $29.6 million for the year. While Sapiens’ recently announced acquisition of StoneRiver Inc. significantly expands its presence in North America, the company is also continuing to grow organically, with increased sales of existing solutions, and new offices in Copenhagen and Istanbul. Sapiens is very optimistic about its continued growth, providing 2017 full-year revenue guidance of $270-$280 million, reflecting an annual growth rate of 25%-30%. Matrix had a record-breaking year in 2016, achieving double-digit growth in all major financial indicators, including revenues, operating income and net income. Matrix is continuing its focus on high-growth sectors including cyber, cloud, mobile, Big Data and digital solutions and is confident that it can continue its momentum in 2017. Magic exceeded its revenue guidance, reporting record-breaking 2016 revenues of $202 million, reflecting 15% growth year over year, and record operating cash flow of $28.1 million, an increase of 43% year over year. Magic’s high visibility to its business, together with its diversified portfolio, make it very positive about its ability to accelerate growth and ramp up operating profit in 2017. In light of this, Magic provided 2017 full-year revenue guidance in the range of $225-$230 million, reflecting annual growth of 12-14%.”

Transition to International Financial Reporting Standards (“IFRS”)

In accordance with Formula’s May 2016 announcement that it will report its financial results under IFRS as of January 1, 2016 (date of adoption), the Company’s Consolidated Statements of Financial Position and Consolidated Statements of Profit or Loss for the fourth quarter and full year ended December 31, 2016 and the comparative periods of 2015 are also reported under IFRS.

The main difference between IFRS and US GAAP reporting, as it applies to the Company, relates to the consolidation of the results of operations of subsidiaries. Under US GAAP, companies are evaluated for consolidation purposes based on voting interests, to determine whether the reporting entity controls and therefore consolidates them. Under US GAAP, the majority voting interest holder of a company (i.e., ownership of more than 50% of the outstanding voting shares of an entity) consolidates the results of that company. Upon transitioning to reporting based on IFRS, the Company consolidated the results of operations of Sapiens International Corporation N.V. and Magic Software Enterprises Ltd. over which it has effective control (“de facto control”), as required under IFRS (even where it is not the majority voting interest holder). “De facto control” exists when the Company’s rights in such entities are sufficient to give it the practical ability to direct the relevant activities of such entities even where it does not have more than 50% of the voting power therein. The Company believes that consolidating the results of operations of entities over which it has “de facto control” provides more consistency in accounting treatment and financial reporting over future periods, whether or not the Company's interest in these entities exceeds 50% (but provided that, and for as long as, it has “de facto control” over such entities). The concept of “de facto control” does not exist under US GAAP. The Company believes that this change provides shareholders with information that better reflects the Company's operations through the subsidiaries that it effectively controls.

About Formula

Formula Systems (1985) Ltd. is a global information technology company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED CONDENSED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2016	2015	2016	2015
	Unaudited		Unaudited
Revenues	302,314	253,375	1,108,621	973,194
Cost of revenues	233,959	189,601	849,840	741,270

Gross profit	68,355	63,774	258,781	231,924
Research and development costs, net	6,881	3,910	22,328	15,123
Selling, general and administrative expenses	38,552	38,895	147,953	140,935

Operating income	22,922	20,969	88,500	75,866
Financial expenses, net	(3,301)	(2,161)	(11,586)	(9,533)

Income before taxes on income	19,621	18,808	76,914	66,333
Taxes on income	5,763	4,517	21,163	15,984
Income after taxes	13,858	14,291	55,751	50,349
Equity in gains of affiliated companies, net	(442)	-	349	5

Net income	13,416	14,291	56,100	50,354
Change in redeemable non-controlling interests	781	(460)	2,571	864
Net income attributable to non-controlling interests	6,690	9,013	31,084	29,661

Net income attributable to Formula's shareholders	5,945	5,738	22,445	19,829

Earnings per share (basic)	0.42	0.40	1.58	1.41
Earnings per share (diluted)	0.40	0.39	1.49	1.33

Number of shares used in computing earnings per share (basic)	14,267,339	14,124,492	14,213,719	14,071,210
Number of shares used in computing earnings per share (diluted)	15,529,192	14,666,577	15,525,261	14,665,365

FORMULA SYSTEMS (1985) LTD.
U.S. dollars in thousands
	December 31,	December 31,
	2016	2015
	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	238,161	249,141
Marketable securities	37,516	31,605
Short-term deposits	13	2,688
Trade receivables	308,338	257,631
Other accounts receivable	46,025	43,112
Inventories	3,953	4,807
Total current assets	634,006	588,984

LONG-TERM INVESTMENTS:
Marketable securities	17,228	30,875
Deferred taxes	15,227	16,347
Investments in an affiliated company	24,080	-
Prepaid expenses and other assets	14,390	11,506
Total long-term investments	70,925	58,728

PROPERTY, PLANTS AND EQUIPMENT, NET	26,130	22,003

NET INTANGIBLE ASSETS AND GOODWILL	627,605	545,677

TOTAL ASSETS	1,358,666	1,215,392

CURRENT LIABILITIES:
Liabilities to banks and others financial institutions	84,760	59,082
Debentures	3,274	213
Trade payables	80,114	68,051
Deferred revenues	37,375	39,694
Employee and payroll accruals	89,152	76,653
Other accounts payable	43,785	41,676
Dividend payable to non-controlling interests	7,072	-
Liability related to business combinations	7,909	2,866
Redeemable non-controlling interests	6,073	4,673
Total current liabilities	359,514	292,908

LONG-TERM LIABILITIES:
Liabilities to banks and others financial institutions	115,080	103,808
Other long-term liabilities	12,380	7,811
Debentures	55,441	57,128
Deferred taxes	30,939	22,667
Customer advances	4,697	4,396
Liability related to business combinations	6,932	3,434
Liabilities related to capital lease	108	494
Accrued severance pay, net	6,174	3,389
Redeemable non-controlling interests	43,556	14,078
Total long-term liabilities	275,307	217,205

EQUITY
Formula shareholders' equity	336,390	329,899
Non-controlling interests	387,455	375,380
Total equity	723,845	705,279
TOTAL LIABILITIES AND EQUITY	1,358,666	1,215,392
FORMULA SYSTEMS (1985) LTD.
STANDALONE FINANCIAL DATA HIGHLIGHTS
U.S. dollars in thousands

	December 31,
	2016	2015
	(Unaudited)

Debentures	58,715	57,341

Other financial liabilities	46,564	52,623

Formula shareholders' equity	336,390	329,899

Cash, cash equivalents and short-term marketable securities	43,537	78,436

Fair market value of equity holdings in publicly traded subsidiaries	725,860	532,697